Exhibit 99.1

For Immediate Release

March 20, 2014

SAP Recommends a Dividend of €1.00 per Share – Year-Over-Year Increase of 18%

WALLDORF, Germany – March 20, 2014 – The Executive Board and the Supervisory Board of SAP AG (NYSE: SAP) recommend that shareholders approve a dividend of €1.00 per share for the fiscal year 2013 at the Annual General Meeting of Shareholders. This represents a year-over-year increase of €0.15, or 18% compared to last year’s dividend of €0.85. If the shareholders approve this recommendation, the total amount of dividends to be distributed will be approximately €1.2 billion (2012: €1.0 billion), representing a pay-out ratio of 36% (2012: 36%).

“We believe our shareholders should benefit from SAP’s continued profitable growth in 2013,” said Werner Brandt, CFO of SAP. “The pay-out ratio remains stable at 36% leading to a dividend increase by 18% which demonstrates SAP’s commitment to our shareholder base.”

The Executive Board and the Supervisory Board also recommend that the shareholders approve the conversion of the legal form of the company into a European Company (Societas Europaea, SE). With the conversion into an SE, the shareholders of SAP AG will automatically become shareholders of SAP SE. Shareholders’ rights will remain unchanged.

The Supervisory Board also decided to propose to the shareholders that Jim Hagemann Snabe, who will step down from the SAP Executive Board as co-CEO upon the conclusion of the Annual General Meeting of Shareholders, stand as a candidate for election to the Supervisory Board of SAP SE. This proposal is supported by more than 25% of the voting stock, therefore the two year “cooling off period” required by the German Stock Corporation Act is not necessary.

The Annual General Meeting of Shareholders is scheduled for May 21, 2014 in Mannheim, Germany. The 2013 fiscal year dividend is scheduled to be paid on or after May 22, 2014.

Note to holders of SAP ADRs (American Depositary Receipts): One SAP ADR represents one SAP AG share. The final dividend amount per ADR is dependent upon the euro/US dollar exchange rate. Since SAP AG pays cash dividends on the ordinary shares in euro, the exchange rate fluctuations will affect the US dollar amounts received by holders of ADRs. The final dividend payment by SAP AG to the depositary bank is scheduled for May 22, 2014. The depositary bank will then convert the dividend payment from euro into US-dollars as promptly as practicable.

About SAP

As market leader in enterprise application software, SAP (NYSE: SAP) helps companies of all sizes and industries run better. From back office to boardroom, warehouse to storefront, desktop to mobile device – SAP empowers people and organizations to work together more efficiently and use business insight more effectively to stay ahead of the competition. SAP applications and services enable more than 253,500 customers to operate profitably, adapt continuously, and grow sustainably. For more information, visit www.sap.com.

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Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

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For more information, press only:

Christoph Liedtke +49 (6227) 7-50383 christoph.liedtke@sap.com, CET

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Claudia Cortes +65 6664-4450 claudia.cortes@sap.com, SGT (GMT +8)